# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: SAB Biotherapeutics, Inc., CIK 0001833214
CUSIP: 78397T202
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 777 W 41st St., Suite 401, Miami Beach, Florida (FL), 33140
Date of event which requires filing of this statement: 03/09/2026
Amends the filing with accession number 0001346824-25-000015
Filed by CIK 0001346824
Persons authorized to receive notices and communications: Peter Kolchinsky, RA Capital Management, L.P., 200 Berkeley Street, 18th Floor, Boston, Massachusetts (MA), 02116, 617.778.2500

## Reporting persons
- RA Capital Management, L.P. (CIK 0001346824): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 5,166,424; sole dispositive power 0; shared dispositive power 5,166,424; aggregate amount beneficially owned 5,166,424 (9.9% of the class)
- Peter Kolchinsky (CIK 0001384859): type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 5,166,424; sole dispositive power 0; shared dispositive power 5,166,424; aggregate amount beneficially owned 5,166,424 (9.9% of the class)
- Rajeev Shah (CIK 0001619841): type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 5,166,424; sole dispositive power 0; shared dispositive power 5,166,424; aggregate amount beneficially owned 5,166,424 (9.9% of the class)
- RA Capital Healthcare Fund, L.P. (CIK 0001315082): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 5,166,424; sole dispositive power 0; shared dispositive power 5,166,424; aggregate amount beneficially owned 5,166,424 (9.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: SAB Biotherapeutics, Inc.
Address of issuer's principal executive offices: 777 W 41st St., Suite 401, Miami Beach, Florida (FL), 33140
Comment: This Amendment No. 1 (this "Amendment No. 1" or this "Schedule 13D/A") amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on October 3, 2025 (the "Statement") by the Reporting Persons. This Amendment No. 1 is being filed to report the increase in the number of shares of the Issuer's common stock deemed to be beneficially owned by the Reporting Persons as a result of the increase in the outstanding shares of common stock, and not as a result of any acquisition or disposition of securities by the Reporting Persons. Unless otherwise defined herein, capitalized terms used in this Amendment No. 1 shall have the meanings ascribed to them in the Statement. Unless amended or supplemented below, the information in the Statement remains unchanged.

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D/A is being filed on behalf of RA Capital Management, L.P. ("RA Capital"), Peter Kolchinsky, Rajeev Shah, and RA Capital Healthcare Fund, L.P. (the "Fund"). RA Capital, Dr. Kolchinsky, Mr. Shah and the Fund are collectively referred to herein as the "Reporting Persons." The agreement among the Reporting Persons to file this Schedule 13D/A jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, (the "Act") is attached hereto as Exhibit 99.1.

The Fund directly holds (i) 4,401,500 shares of common stock; (ii) Series B preferred stock ("Preferred Stock") convertible into up to 12,738,500 shares of common stock at a conversion ratio of 100 shares of common stock per share of Preferred Stock; (iii) Preferred Stock purchase warrants (the "Release Date Warrants") exercisable for up to 85,700 shares of Preferred Stock; and (iv) Preferred Stock purchase warrants (the "Enrollment Date Warrants" and, together with the Release Date Warrants, the "Warrants") exercisable for up to 171,400 shares of Preferred Stock. The Preferred Stock contains a provision (the "Beneficial Ownership Blocker") which precludes conversion of the Preferred Stock to the extent that, following conversion, the Fund, together with its affiliates and other attribution parties, would own more than 9.99% of the common stock outstanding. The Fund is currently prohibited from converting the Preferred Stock by virtue of the Beneficial Ownership Blocker to the extent that such exercise would result in the Reporting Persons' beneficial ownership of more than 5,166,424 shares of common stock. The Fund may decrease or increase the maximum percentage by written notice to the Issuer from time to time to any other percentage not in excess of 19.99%, provided that any increase in the maximum percentage will not be effective until the sixty-first (61st) day after such notice is delivered to the Issuer.

RA Capital Healthcare Fund GP, LLC is the general partner of the Fund. The general partner of RA Capital is RA Capital Management GP, LLC, of which Dr. Kolchinsky and Mr. Shah are the controlling persons. RA Capital serves as investment adviser for the Fund and may be deemed a beneficial owner, for purposes of Section 13(d) of the Act, of any securities of the Issuer held by the Fund. The Fund has delegated to RA Capital the sole power to vote and the sole power to dispose of all securities held in its portfolio, including the shares of the Issuer's common stock reported herein. Because the Fund has divested itself of voting and investment power over the reported securities it holds and may not revoke that delegation on less than 61 days' notice, the Fund disclaims beneficial ownership of the securities it holds for purposes of Section 13(d) of the Act and therefore disclaims any obligation to report ownership of the reported securities under Section 13(d) of the Act. As managers of RA Capital, Dr. Kolchinsky and Mr. Shah may be deemed beneficial owners, for purposes of Section 13(d) of the Act, of any securities of the Issuer beneficially owned by RA Capital. RA Capital, Dr. Kolchinsky, and Mr. Shah disclaim beneficial ownership of the securities reported in this Schedule 13D/A other than for the purpose of determining their obligations under Section 13(d) of the Act, and the filing of this Schedule 13D/A shall not be deemed an admission that either RA Capital, Dr. Kolchinsky, or Mr. Shah is the beneficial owner of such securities for any other purpose.
Residence or business address: The address of the principal business office of each of the Reporting Persons is 200 Berkeley Street, 18th Floor, Boston, MA 02116.
Present principal occupation or employment: The Fund is a private investment vehicle. RA Capital provides investment management services to the Fund. The principal occupation of each of Dr. Kolchinsky and Mr. Shah is investment management.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: See Item 6 of the cover pages.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Statement is hereby amended and supplemented as follows:

Pursuant to the Letter Agreement, RA Capital recommended David Zaccardelli, Pharm.D, and Rita Jain, M.D. to serve as directors of the Issuer. On January 5, 2026, the Board of Directors (the "Board") of the Issuer, following the recommendation of the Nominating and Corporate Governance Committee of the Board, appointed Drs. Zaccardelli and Jain to the Board, to serve as directors until the Issuer's 2026 annual meeting of stockholders or until their respective successors are duly elected and qualified.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Rows 11 and 13 of each Reporting Person's cover page to this Schedule 13D/A set forth the aggregate number of shares of common stock and percentages of the shares of common stock beneficially owned by such Reporting Person and are incorporated by reference. The percentage set forth in each row 13 is based upon 50,951,037 shares of common stock outstanding as of March 2, 2026, as reported in the Issuer's Annual Report on Form 10-K filed with the SEC on March 9, 2026. Due to field limitations of the EDGAR filing system, the percentage listed in Row 13 of each of the cover pages has been rounded down to 9.9%.
Number of shares as to which each person has sole or shared power to vote or dispose: Rows 7 through 10 of each Reporting Person's cover page to this Schedule 13D/A set forth the number of shares of common stock as to which such Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition and are incorporated by reference.
Transactions in the class effected during the past sixty days: None of the Reporting Persons has effected any transactions with respect to the securities of the Issuer during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities subject to this Schedule 13D/A.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to the Reporting Persons' Schedule 13D filed with the SEC on October 3, 2025).

## Signatures
- RA Capital Management, L.P.: /s/ Peter Kolchinsky, By Peter Kolchinsky, Authorized Signatory (03/11/2026)
- Peter Kolchinsky: /s/ Peter Kolchinsky, Peter Kolchinsky (03/11/2026)
- Rajeev Shah: /s/ Rajeev Shah, Rajeev Shah (03/11/2026)
- RA Capital Healthcare Fund, L.P.: /s/ Peter Kolchinsky, By RA Capital Healthcare Fund GP, LLC, its General Partner, By Peter Kolchinsky, Manager (03/11/2026)